MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2009 Page 1

The following discussion and analysis of the operations, results and financial position of Coral Gold Resources Ltd. (the "Company" or "Coral") for the year ended January 31, 2009 should be read in conjunction with the January 31, 2009 Consolidated Financial Statements and the notes thereto.

This Management Discussion and Analysis ("MD&A") is dated May 22, 2009 and discloses specified information up to that date. Coral is classified as a "venture issuer" for the purposes of National Instrument 51-102. The Company's financial statements are prepared in accordance with Generally Accepted Accounting Principles ("GAAP") in Canada. Unless otherwise cited, references to dollar amounts are Canadian dollars.

Throughout this report we refer to "Coral", the "Company", "we", "us", "our" or "its". All these terms are used in respect of Coral Gold Resources Ltd. We recommend that readers consult the "Cautionary Statement" on the last page of this report. Additional information relating to the Company is available on SEDAR at www.sedar.com.

Business Overview

The Company's principal business activities are the acquisition, exploration and development of mineral properties. The Company's mining claims are located in the states of Nevada and California in the United States. The Company's present principal exploration activities have been focused on the Robertson mining claims located in Crescent Valley, Nevada. The Company is a reporting issuer in British Columbia, Alberta and Ontario, a foreign issuer with the Securities & Exchange Commission and trades on the TSX Venture Exchange under the symbol CLH, on the OTCBB under the symbol CLHEF and on the Berlin & Frankfurt Stock Exchanges under the symbol GV8.

Overall Performance

The following is a summary of significant events and transactions during the year ended January 31, 2009 to the date of this MD&A:

Robertson Property, Nevada

Core Area

•
Coral doubled the inferred gold resource to over 2.3 million ounces in late 2007. This new calculation was based on 91,284,800 tons grading 0.025 oz Au/ton using a gold price of US$600/oz and a cutoff grade of 0.015 oz Au/ton. (Details are available in our February 11, 2008 news release.) Later in 2008, Coral also completed 22,385 feet of reverse circulation drilling in 33 vertical holes, partially extending the areas of mineralization in several zones. Highlights of the drill program included Hole #CR08-13, which intersected 100 feet grading 0.075 oz Au/ton and included 25 feet grading 0.17 oz Au/ton. Complete drill results and program details are available in Coral Gold's latest news release issued February 4, 2009. The 2008 drilling program has not as yet been incorporated in our current resource figures.

•
Deep drilling in 2007 encountered Carlin-type geochemistry including gold in the important lower plate host rocks for Carlin-type structure beneath the Roberts Mountains thrust fault. The gold intercepts indicate a Carlin type system in Lower Plate rocks on a western part of the property. Follow up mapping, rock sampling and infill gravity surveys in 2008 lead to our identification of a new lower plate target zone that extends from the coral deep hole, 2 km to the south. The West Deep Carlin-type target adds significant discovery potential to the Robertson property for a world-class gold deposit. The target

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2009 Page 2

zone lies north of the Pipeline Mine open pit along a projected mineralized fault and fracture system that controls gold within that deposit. Considerably more drilling on the Robertson West Deep target is warranted. While Coral would prefer to continue drilling and expanding these targets in 2009, we must wait and see what unfolds in the equity markets and our ability to raise additional exploration capital.

Norma Sass

•
The Company entered into an exploration, development and mine operating agreement (the "Agreement") with Barrick Gold Exploration Inc. ("Barrick"), wherein Barrick is granted the option to acquire up to a 75% interest in the Company's and Levon Resources Ltd.'s ("Levon") interests in the Norma Sass Property, Nevada, consisting of 36 unpatented mining claims.

Barrick may earn a 60% interest by incurring total exploration expenditures of at least US $3 million in annual installments by December 31, 2014. Barrick may earn an additional 10% (for an aggregate interest of 70%) by incurring an additional US $1.5 million by December 31, 2015. Barrick may earn an additional 5% (for an aggregate interest of 75%) by carrying the Company and Levon through to commercial production.

Alternatively, at the time of earning either its 60% or 70% interest, Barrick may be given the option to buy-out the Company's and Levon's joint interest by paying US $6 million and granting them a 2% net smelter returns royalty.

•
In May 2009, Barrick Gold Exploration ("Barrick") announced that plans are underway to do target delineation work in Q2 followed by deep drilling in Q3 on the Norma Sass property, Cortez Gold Trend, Nevada. Norma Sass is a 36-claim property immediately west of the Pipeline Mine open pit. Norma Sass was optioned to Barrick as mentioned in the above paragraph.

"Norma Sass" proximity to Pipeline, offers the deep discovery potential Barrick is pursuing. With their fresh perspective on the district, and their immediate and long term commitment to expanding their gold resource base, we know that we have the best partner in the industry for this property. They have completely remapped and reinterpreted the Pipeline open pit geology since their acquisition of Placer Dome, and have a new stratigraphic model for the host rocks and structural setting of the gold deposit. We believe that applying these new insights to unraveling the deep potential of Norma Sass is an ideal approach.

June Claims

The Company announced the completion of a mineral lease with option to purchase agreement to explore, develop, and exploit six lode mining claims located in Lander County, State of Nevada (the "June Claims"). The June Claims are adjacent to the Company's View Claims in the northwest section of its Robertson Property. The agreement is for an initial term of 4 years in consideration of the payment of an annual rent of US$25,000, renewable in successive four year terms, provided that the rent will increase by US$5,000 every four years. The property is subject to a royalty charge of 3% of net smelter returns ("NSR"), subject to the Company's exclusive right to purchase the NSR for US$1,000,000 per percentage point upon notice to the Lessors. The Company also has the exclusive right to purchase the property, subject to the NSR, for US $1,000,000 upon notice to the Lessors.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2009 Page 3

Outlook

Coral is planning for the next round of exploration on the Robertson Property. Much of the mineralization remains open to expansion, so additional drilling is an important option of Coral's strategic plan. Other strategic plans include an upgraded resource calculation and continued investigation of deep and near surface targets.

•
One of the best ways for a major to replace gold resources is to acquire them from junior companies. With our Robertson Property (an established gold resource) next to Barrick Gold's Pipeline and Cortez Hills mines, we believe we are in a good position to benefit from the demand for established gold deposits

•
We have had renewed interest in the property from other mining companies. Since mid-2008, several majors have approached Coral Gold regarding the possibility of joint venture exploration on claims excluded from our current carried interest joint venture with Barrick Gold. We are considering these offers.

•
With over C$1.3 million in cash, we are in a good position to weather the current economic downturn. Costs have been significantly cut, and we are prepared to cut costs further if necessary, economizing as the year unfolds. If interest in gold investments continues to grow, we could see more favorable market conditions later in 2009 and better opportunities for raising additional working capital.

Selected Annual Information

The following financial data is derived from the Company's audited consolidated financial statements for the three recently completed financial years:

	January 31,2009	January 31,2008	January 31,2007
	$	$	$
Revenue	—
Loss before other items	(2,516,862)	(1,359,172)	(1,983,965)
Loss for the year	(3,746,165)	(1,319,185)	(2,528,614)
Loss per share	(0.15)	(0.06)	(0.13)
Total assets	17,633,626	18,185,688	14,892,422
Total liabilities	5,368,435	3,915,036	3,981,256
Working capital	959,419	3,322,447	2,212,386

The Company incurred a loss for the year of $3,746,165 in fiscal 2009 compared to losses of $1,319,185 and $2,528,614 in fiscal 2008 and 2007 respectively. The difference in loss for the year between the periods is primarily due to items such as stock-based compensation and foreign exchange gains or losses which can have wide swings from one year to the next. Stock-based compensation was $748,409 in fiscal 2007 while it was only $310,246 in fiscal 2008 and $1,769,263 in fiscal 2009. Foreign exchange differences can also alternate between a foreign exchange gain one year and a loss the next as was the case between fiscal 2007 and fiscal 2008.

Total assets and working capital rose in fiscal year 2008 as a result of the Company raising proceeds through the issuance of share capital. Fiscal year of 2009 saw a significant reduction in working capital because of reduction of funding from private placements in the year. The majority of the Company's expenditures are exploration related to its mineral properties and as such is capitalized. Therefore, a significant amount of the working capital used throughout each of the three years is converted from a current asset to a long-term asset as opposed to appearing on

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2009 Page 4

the Statement of Operations. Mineral property expenditures rose from $1,660,128 in fiscal 2007 to $2,265,564 in fiscal 2008 then decreased to $1,683,612 in fiscal 2009.

The Company remains free of long-term interest bearing debt and the total liabilities include current liabilities of $405,397 in fiscal year 2009, which is $53,169 higher than fiscal 2008. The overall level and increase of total liabilities over the three years is primarily due to the increase in asset retirement obligation.

The Company continues to have a reclamation bond with the State of Nevada, which was $477,550 in fiscal 2009, an increase of $157,447 as compared to $320,103 in fiscal 2008. Based on independent third party information, management estimates the Company's asset retirement obligation to be $270,979 as at January 31, 2009. The Company has completed outstanding reclamation items during the current fiscal year and is doing a reassessment on the associated asset retirement obligation. Management expects a downward adjustment on the reclamation bond and accordingly a significant portion of the bond returned to the Company

The future income tax liability now stands at $4,963,038 as of January 31, 2009. The Company makes the assumption that future tax assets are more likely not to be realized because of the Company being in an exploration stage with no consistent or significant level of income other than interest. As a result, an allowance is applied against any future income tax assets that the Company may have and therefore not shown as an asset on the balance sheet.

Results of Operations

Three months ended January 31, 2009 compared with the three months ended January 31,

2008

General and administrative expenses

General and administrative expenses totaled $1,718,035 for the three months ended January 31, 2009 compared with $249,196 for the three months ended January 31, 2008, an increase of $1,468,839. This increase is attributable to an increase of $1,528,558 in stock based compensation and $7,500 in consulting fees. Offsetting these increases are decreases of $29,037 in investor relations and shareholder information, $19,577 in legal and accounting, $13,102 in travel, and $5,699 in salaries and benefits.

In the three months ended January 31, 2009, the increase in stock-based compensation is primarily due to an expense of $1,513,500 related to the extension of the expiry dates of warrants. Refer to Note 8 (e) of the Consolidated Financial Statements. The balance of $255,763 in stock based compensation relates to the vesting of stock options issued in the prior year while the addition of a consultant leads to the increase in consulting fees in the current period. The significant decrease in investor relations expense is due to a reduction in research reports and publications. The decline in travel expenses resulted from participation in fewer trade shows in the current period. Lower legal and accounting fees in the three months ended January 31, 2009 reflects a reduction in the most recent quarter as well lower salaries and benefits are due to decreases in personnel.

Loss for the period

The loss for the three months ended January 31, 2009 was $3,043,888 compared with a loss of $294,843 for the three months ended January 31, 2008, a difference of $2,749,045. The primary reason for this reduction was the decrease of $1,362,507 in foreign exchange gain in the current period and future income tax expense of $533,297. Other items include decreases of $28,003 in write-downs of advances receivable. In addition to the increase in general and administrative expenses as discussed above, there was a reduction in interest income of $33,115 as a result of

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2009 Page 5

the lower cash balance. Interest income for the three months ended January 31, 2009 was $5,879 as compared to $38,994 in the same period in 2008.

Twelve months ended January 31, 2009 compared with the twelve months ended January 31, 2008

General and administrative expenses

General and administrative expenses totaled $2,516,862 for the year ended January 31, 2009 compared with $1,359,172 for the year ended January 31, 2008, an increase of $1,157,690. The current year had decreases of $324,141 in legal and accounting fees, $51,076 in listing and filing fees, and $29,490 in management fees. Cost items that increased were $1,459,017 in stock based compensation, $26,320 in consulting fees, $26,233 in travel, $24,690 in salaries and benefits, $13,917 in office and miscellaneous, and $11,098 in investor relations and shareholder information.

In 2009 the increase in consulting fees is attributable to the addition of a consultant. The increased expense in investor relations and travel come from a contract with an Investor Relation firm engaged earlier in the year. The significant higher legal and accounting fees in the prior year were resulting from the title search of the Robertson mineral property in that period. As discussed above, the increase in stock-based compensation was due the extension of expiry dates of warrants. Listing and filing fees decreased during the current year with less activity in this area while there were private placement and share split in the prior year. The management fees declined during the year because of the elimination of payment to a former executive officer.

Loss for the period

The loss for the year ended January 31, 2009 was $3,746,165 compared with a loss of $1,319,185 for the year ended January 31, 2008, a difference of $2,426,980. In addition to the increase in general and administrative expenses, there was a future income tax expense of $533,297 and a foreign exchange loss of $765,770, which primarily related to the future income tax calculation. Interest income also decreased by $95,240 due to a lower cash balance. Last year there was also a write-down of $24,029 in advances receivable whereas this did not happen in the current year.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2009 Page 6

Quarterly costs tend to fluctuate as a result of significant exploration activities being carried out each year. Financial reporting and administrative requirements keep expanding as well which put further upward pressure on costs such as salaries and benefits and legal and accounting fees. Stock-based compensation and future income tax expense, both being non-cash items, can mask the upward trend of general and administrative costs.

Because the Company has not generated significant income in recent years, total assets trend downward during the periods when there are no new funds raised. However, the majority of expenditures are capitalized exploration costs so total asset value does not decrease as dramatically as working capital will. When there is a sharp increase in total assets, it is often because cash was raised through the issuance of shares.

Liquidity and Capital Resources

During year ended January 31, 2009 the Company incurred expenditures that increased its mineral property carrying value on the Robertson Property by $1,683,612. At this time the Company has no operating income but is earning interest income on its entire cash holdings.

At January 31, 2009, the Company had working capital of $959,419 and cash and cash equivalents of $1,332,316. During the year ended January 31, 2009, the Company had cash proceeds of $59,920 from the exercise of 107,000 stock options.

The Company has sufficient cash on hand at this time to finance limited exploration work on its mineral properties and maintain administrative operations. The Company is in the exploration stage. The investment in and expenditures on the mineral property comprise substantially all of the Company's assets. The recoverability of amounts shown for its mineral property interest and related deferred costs are dependent upon the continued support of its directors, the discovery of economically recoverable reserves and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

Mineral exploration and development is capital intensive, and in order to maintain its interest the Company will be required to raise new equity capital in the future. There is no assurance that the Company will be successful in raising additional new equity capital.

Off-balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

Related party transactions for the year ended January 31, 2009 are as follows:

During the year ended January 31, 2009:

(a)    $30,000 (2008 - $30,000; 2007 - $30,000) was paid for consulting fees to a private company controlled by a director and officer of the Company;

(b)    $75,000 (2008 - $75,000; 2007 - $31,250) was paid for management fees to a private company controlled by a director and officer of the Company;

(c)    $30,000 (2008- $30,000; 2007 - $65,000) was paid for management fees to a private company controlled by a officer of the Company;

(d)    $Nil (2008 - $29,490; 2007 - $35,965) was paid for management fees;

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(e)    $30,000 (2008- $Nil; 2007 - $Nil) was paid for consulting fees to a private company controlled by a officer of a related Company;

(f)    $186,734 (2008 - $168,983; 2007 - $116,135) was charged for office, occupancy and miscellaneous costs and salaries, and administrative services paid on behalf of the Company by Oniva International Services Corp. ("Oniva"), a private company owned by the Company and five other reporting issuers having common directors;

(g)    $39,526 (2008- $15,332; 2007 - $nil) was paid for geological consulting services to a private company controlled by a director of the Company;

(h)    $35,888 (2008- $42,661; 2007 - $47,198 was paid for geological consulting services to a private company controlled by a director and officer of the Company;

(i)    $12,000 (2008- $12,000; 2007 - $12,000) was paid for directors' fees to a private company controlled by a director and officer of the Company;

These charges were measured at the exchange amount, which is the amount agreed upon by the transacting parties.

The Company entered into a cost-sharing agreement during 2005 to reimburse Oniva International Services Corp. for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses referred to above. The agreement may be terminated with one month's notice by either party.

Advances receivable from related comprises of $52,891 US (2008 - $52,891 US) less an allowance for bad debt of $39,113 US (2008 - $39,113). The advances receivable from related parties is from a public company related by common directors. Amounts due are without stated terms of interest or repayment.

Advances payable to related parties include $12,288 (2008 - $16,662) owed to Oniva, $17,000 (2008 - $17,000; owed to a director of the Company, and $40,796 (2008 - $25,967owed to three private companies controlled by directors and officers of the Company. Amounts due are without stated terms of interest or repayment.

Disclosure of Management Compensation

During the fiscal year ended January 31, 2009, $75,000 was paid to the Chief Executive Officer for services as director and officer of the Company, $30,000 was paid to the President for services as director and officer of the Company, $30,000 was paid to a former President and current Vice-President for services as director and officer of the Company, $17,983 was paid to the Chief Financial Officer for services as an officer of the Company, $14,119 was paid to the Secretary for services as an officer of the Company and $35,888 was paid to the V.P. Explorations for services as a geological consultant.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2009 Page 8

Adoption of New Accounting Standards

Effective February 1, 2008, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"). These accounting policy changes were adopted on a retrospective basis with no restatement of prior period financial statements. For details of the specific accounting changes, refer to Note 2 (l) of the Company's Consolidated Financial Statements:

i)      Section 1400 General Standards of Financial Statement Presentation
ii)      Section 1535 Capital Disclosures
iii)      Section 3862 Financial Instruments - Disclosures
iv)      Section 3863 Financial Instruments - Presentation

Recent Accounting Pronouncements

Recent Canadian accounting pronouncements that have been issued but are not yet effective, and which may affect the Company's financial reporting are summarized below. For details of the specific accounting changes, refer to Note 2 (m) of the Company's Consolidated Financial Statements:

i)      Section 1582 Business Combinations
ii)      Section 1601 Consolidated Financial Statements
iii)      Section 1602 Non-controlling Interests

In addition to these changes, in February 2008 the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards ("IFRS") for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The standard also requires that comparative figures for 2010 be based on IFRS.

The Company is developing an IFRS conversion plan which will include an in-depth analysis of the IFRS standards, with priority being placed on those that have been identified as possibly having a significant impact. Analysis will include identifying the differences between IFRS and the Company's accounting policies and assessing the impact of the difference. Changes in accounting policies are likely to impact the Company's consolidated financial statements.

Outstanding Share Data

The Company had the following issued and outstanding share capital as at January 31, 2009 and May 22, 2009:

Common shares:

24,989,771

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2009 Page 9

Stock options:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (Jan. 31/09)	Number of Shares Remaining Subject to Options (May 22/09)
December 1, 2009	$0.56	559,500	559,500
April 12, 2010	$0.56	30,000	30,000
December 12, 2010	$1.17	631,500	631,500
September 5, 2011	$1.29	690,000	690,000
Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (Jan. 31/09)	Number of Shares Remaining Subject to Options (May 22/09)
September 26, 2012	$1.00	675,000	675,000
February 14, 2013	$1.00	100,000	100,000
May 1, 2013	$1.00	35,000	35,000
		2,721,000	2,721,000

Warrants:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (Jan. 31/09)	Number of Underlying Shares (May 22/09)
May 18, 2010[1] (new expiry date)	$1.17	4,230,000	4,230,000
		4,230,000	4,230,000

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for evaluating the effectiveness of the Company's disclosure controls and procedures and have concluded, based on our evaluation, that they are effective as at January 31, 2009 to ensure that information required to be disclosed in reports filed or submitted under Canadian securities legislation is recorded, processed, summarized and reported within the time period specified in those rules and regulations.

Internal Controls over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. The Company assessed the design of the internal controls over financial reporting as at January 31, 2009 and concluded that there are material weaknesses in internal controls over financial reporting, which are as follows:

a)	Due to the limited number of staff resources, the Company believes there are instances where a lack of segregation of duties exist to provide effective controls; and

b)	Due to the limited number of staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise.

The weaknesses and their related risks are not uncommon in a company the size of the Company because of limitations in size and number of staff. The Company believes it has taken steps to mitigate these risks by increasing additional accounting personnel, consulting outside

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1 First extension was approved by the TSX Venture Exchange on February 27, 2008 extended the expiry date from May 18, 2008 to May 18, 2009. Second extension was approved by the TSX Venture on April 23, 2009 extended the expiry date from May 18, 2009 to May 18, 2010.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2009 Page 10

advisors and involving the Audit Committee and Board of Directors in reviews and consultations where necessary. However, these weaknesses in internal controls over financial reporting could result in a more than remote likelihood that a material misstatement would not be prevented or detected. The Company believes that it must take additional steps to further mitigate these risks by consulting outside advisors on a more regular and timely basis.

There have been no changes in the Company's internal controls over financial reporting that occurred during the year ended January 31, 2009 that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

Cautionary Statement

This MD&A is based on a review of the Company's operations, financial position and plans for the future based on facts and circumstances as of May 22, 2009. Except for historical information or statements of fact relating to the Company, this document contains "forward-looking statements" within the meaning of applicable Canadian securities regulations. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company's documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.